Exhibit 99.2

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Israel Securities Authority	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Changes in Holdings of Interested Parties, Officers, Directors

Regulation 33(a) of the Securities Regulations (Immediate and Periodic Reports), 1970

Name: Rachel Lavine

ID Number: 022216329

Type of Holder: CEO

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

1.	Security Identification Code of shares on the stock exchange held by the Holder: 1260579

Name and Type of Security: Unregistered Options

Type of Change: Grant of Unregistered Options

Date of Change: September 21, 2015

Previous Balance: 0 Unregistered Options

Holding Percentage of this type of Securities on the last report: 0.00%

Change in number of Securities: 717,770 Unregistered Options

Current Balance: 717,770 Unregistered Options

Current Holding Percentage of this type of Security: 40.31%

Current Holding Percentage of Capital and Voting Rights: 0%

Current Holding Percentage of Capital and Voting Rights on a Fully Diluted Basis: 0.53%

2.	Security Identification Code of shares on the stock exchange held by the Holder: 1260587

Name and Type of Security: RSUs

Type of Change: Grant of RSUs

Date of Change: September 21, 2015

Previous Balance: 0 RSUs

Holding Percentage of this type of Securities on the last report: 0.00%

Change in number of Securities: 51,128 RSUs

Current Balance: 51,128 RSUs

Current Holding Percentage of this type of Security: 41.77%

Current Holding Percentage of Capital and Voting Rights: 0%

Current Holding Percentage of Capital and Voting Rights on a Fully Diluted Basis: 0.53%

3.	Security Identification Code of shares on the stock exchange held by the Holder: 1260595

Name and Type of Security: PSUs

Type of Change: Grant of PSUs

Date of Change: September 21, 2015

Previous Balance: 0 PSUs

Holding Percentage of this type of Securities on the last report: 0.00%

Change in number of Securities: 195,870 PSUs

Current Balance: 195,870 PSUs

Current Holding Percentage of this type of Security: 43.16%

Current Holding Percentage of Capital and Voting Rights: 0%

Current Holding Percentage of Capital and Voting Rights on a Fully Diluted Basis: 0.53%

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.